Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Avadim Health, Inc.

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 31, 2019, except for Note 19 as to which the date is September 30, 2019, contains an explanatory paragraph that states that the Company has incurred recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our report also contains an explanatory paragraph that states the Company has changed its method of accounting for revenues in 2018 due to the adoption of Financial Accounting Standards Board Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers.

/s/ KPMG LLP

Charlotte, North Carolina

January 14, 2020